Mail Stop 6010

April 24, 2007

Mr. Todd Schermerhorn
Senior Vice President and Chief Financial Officer
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ  07974

> **Re:     C. R. Bard, Inc.**
> **Form 10-K as of December 31, 2006**
> **Form 8-K dated January 25, 2007**
> **File No. 1-6926**

Dear Mr. Schermerhorn:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant